Filed by Star Peak Energy Transition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Star Peak Energy Transition Corp.

Commission File No. 001-39455

IPO Edge Fireside Chat with Star Peak and Stem

Event Transcript | April 12, 2021

John Jannarone:	Hello. I am John Jannarone, editor-in-chief of IPO Edge. We have a special event today, a fireside chat with Star Peak Chairman Mike Morgan, and John Carrington, who is the CEO of Stem. I'm going to introduce those two gentlemen momentarily. Before I do, I just want to give a little bit of background. First of all, for those of you are a little bit new to the story, we published an analysis piece several weeks ago on the company, which you can check out on IPO Edge, but this is a deal that is about to wrap up later, at the end of the month, I believe on April 27th is the vote. And we're going to talk a bit about that, why the vote is so important, but just stepping back for a second.

This is a smart battery business. The stock has done incredibly well. It's nearly tripled from the $10 offer price. I'd also like to point out that all the existing shareholders rolled their equity, you've got some very, very impressive names in there, including the Singapore Sovereign Wealth Fund, Temasek, along with General Electric. And it's also backed by a PIPE, which has allowed this to deal to be... Well, which has allowed them to completely satisfy the cash condition. So the cash is all there, if it's necessary. And that PIPE is backed by a very impressive group, including BlackRock, Van Eck, Adage Capital Management, Electron Capital Partners, and Senator Investment Group.

Before we get into the main program here, on this next slide, I'd just like to point out some things. While this deal is, by every single account, incredibly successful and well-supported, it's still important for shareholders to vote. So there's some information here that will help you get there, if you're not sure how to vote your shares. In most cases, it's really a matter if you're an individual investor, of going to your broker's website and there's going to be a portal there where it's pretty straight forward. You're going to have to tick a couple of boxes, hit send, and you'll be on your way. But if you just look along here, if you have any trouble, the proxy solicitor is Morrow Sodali, you can give them a call at 877-787-9239 or hit them at that email there below. There's some more information down there and other ways to vote. But really the most easy way for almost all investors is just to go to your broker and you'll find a portal there.

With that, I'm very happy to introduce Mike Morgan from Star Peak who's going to give us an overview of the deal, and he's going to tell us what made Star Peak so interested in working with Stem. Mike.

Mike Morgan:	Thanks John, really appreciate it. We've just got a few slides here to go through very quickly. And we're really looking forward to getting into the Q and A portion. Some important disclaimers on slides two and three to pay attention to. And then on slide four, let me start by just introducing myself briefly. So I've been in the energy industry for nearly three decades. And during that entire time, efficient energy storage has been sort of the holy grail to now enable rapid adoption of renewables like solar and wind onto the grid because renewable energy is intermittent and storage greatly enhances the value proposition if it can be added. Simply put, Stem is the coolest and most exciting clean energy storage solution that we have seen.

Real quick on my background. So my whole career has been about building businesses during energy transitions. Our team invested in Sunnova shortly after it was founded, helped Sunnova, which is a residential solar company, build a team, raised capital, get through a successful IPO a couple of years ago. And I continue to serve as a director on Sunnova today. At Kinder Morgan, where I was the president, and I'm currently the lead director, we built a business during an energy transition to 10,000 people and more than 60 billion of enterprise value.

And so with that backdrop, let me just talk a little bit about why we're so excited. So, high level, the problem we're addressing here is really climate change. And what we need is a revolutionized grid with Stem at the heart of that to be a big part of the solution. Since 2019, 90% of all grid interconnection requests have been from renewables and storage, which is up dramatically in the last few years when it was dominated by natural gas. So software is absolutely critical to making the storage more valuable and that is exactly what Stem does. They have long-term software contracts, and we kind of say they make dumb batteries really smart and more valuable to the grid.

If you go to the next slide and then I'll turn it over to John Carrington. We really love the company for four main reasons. One, it's a big market. They've got a large addressable market. They're benefiting from strong macro tailwinds. Second, Stem is a clear technology leader. They have significant global deployments and millions of runtime hours on the software. Third, this transaction is really loading up Stem's balance sheet. They're going to have over 500 million of cash and no debt to go attack this market. And finally, highly visible growth.

So we believe this is differentiated, nearly 90% of Stem's revenue ramp for this year was underwritten at the time we announced the deal back in December. It's a big ramp, four and a half X growth, but that's all supported by signed customer contracts that John and the team are executing on. So we're really excited about partnering with Stem and what will become, when we close here in a couple of weeks, the first publicly traded pure play smart storage company. I'll let John take it from there.

John Carrington:	Great, thanks Mike. And by way of quick introduction, I spent most of my career, 25 year career now I guess, at GE. About 16 years leading various product sales and marketing functions and was assigned to lead our commercial operations in Asia. We built out that organization over a thousand team members, and then subsequently, was one of five executives selected by then CEO Jeff Immelt, to lead the sale of the GE plastics division. That resulted in a $12 billion transaction. At which time, I then joined First Solar as the EVP, executive vice president, really driving revenue growth, policy, global geographic expansion. And we grew that company from $150 million to over $2 billion. And then was recruited to MiaSole as CEO, by John Doerr of Kleiner Perkins. We ended up selling that company after about nine months. And that was really the edict from the shareholders and from John and the Kleiner team when I joined. So it was a good successful outcome on that deal.

And then I was introduced by one of the board members actually at MiaSole to the largest shareholder at Stem. And I joined as CEO in December of '13. What really caught my eye was, first of all, the software was very compelling. And second of all, having been in solar, it was clear, in solar you had kind of a single cash flow over a 20, 25 year period. Whereas smart storage, particularly with the right software, enabled you to actually draw on upwards of 13 different value chains. That's very unusual and not something that you have in solar or wind market. So I found that to be very compelling, was a big part of why I joined the company.

So on that note, let me first thank everybody for participating today. And I'll jump into slide six here to introduce the company. We provide our customers a clean energy, smart storage solution. That includes both the software and the hardware, grid integration and battery optimization capabilities. All of this is controlled by our proprietary AI software platform, which we call Athena. Our customers are commercial, industrial buildings, renewable developers that could be solar or wind and asset owners. We do not manufacture any battery hardware systems. It's completely hardware agnostic. And we procure this equipment from the likes of LG, Tesla and Samsung. So only global, tier one partners.

The value is really enabled by Athena. It's our patented technology platform that optimizes battery hardware, and as Mike mentioned, we like to think of it as the super-intelligence effectively of batteries. These are lithium-ion batteries or big time batteries that without a very sophisticated Athena platform, are pretty much useless other than a couple of very minimal use cases.

So what we do is we attach our software to all of our customers. It's a hundred percent attach rate for our software services. We have a subscription model that ranges from 10 to 20 years. And that provides us with significant and predictable contracted revenue. And there's a final piece to this that you see on the slide around this market participation. And that's when we aggregate customer installations and monetize that capacity in the energy market. And what's compelling as you can see very strong, gross margins across each of these values as we go through the process. And the software revenue, the recurring piece of that, continues to grow in the out years. And you can see this movement to much more of a software led company.

If we go to the next slide, one of the big trends that we see driving the global storage market is around this focus on de-carbonization. It begins with a variety of shareholders, stakeholders rather, the primary three being corporates, utilities and regulators. So first on the corporate side, that's the lower right piece of the page here. These are commercial and industrial companies that are committed to achieving sustainable targets, deploying more solar and wind, and lowering energy spend while improving the ESG narrative for shareholders and employees. This group have hired very sophisticated energy managers and they come to us with requests like, "How can we become a better grid citizen?" They want that market participation I mentioned on the previous slide. "How can we obviously save more money on our energy bill and not impact our operations?" That's one of the most important things.

If you think about some of the DR technology, demand response technology, that's been out there, it requires customers to change their behavior. We are not doing any of that. They continue to operate their business as they want to, and they can save money without even knowing what's going on behind the scenes and participate in these markets, which as I said, gives this nice narrative from an ESG standpoint.

Second, from a utility standpoint, many are committed to greenhouse gas emission reductions, and that will require both more solar and wind to meet those initiatives. But they're going to have to add more smart storage to manage the integration and intermittency of those technologies. Finally, on the regulatory front. The regulatory environment is very global in nature, and they're committed to increase the adoption of renewables, but they need to ensure grid resiliency. And the primary renewable adoption has been around wind and solar, both of which are intermittent resources. Smart energy storage is the enabling technology to expand renewables and ensure grid stability. Here in the US, there's bipartisan support for the acceleration and adoption of energy storage. And I expect, we'll see a standalone investment tax credit for storage later this year. It's been announced in this last package and we expect it to open up a variety of new markets in the US.

So if you go to the next slide for me, it really is a good example of all this coming together. The increase in renewables, particularly solar and wind, have resulted in a cost that is now below traditional generation. Combining that with the dramatic cost reduction you see here in battery hardware, it results in a market that's growing at over 25 times over the next 10 years, leading to a $1.2 trillion market opportunity. We're also seeing the attach rate for storage of five times solar and wind here in the US, and nearly four times globally.

The next page is a little overview from a market perspective. Stem is one of the market leaders worldwide. Our deployments are very significant and growing as is our pipeline. The 12-month pipeline, one of our key metrics that we'll be reporting quarterly, is $1.6 billion. We have over 950 systems operating or constructed across the US, Canada, Japan, and we'll be looking at a variety of other geographies throughout the world with the help of our partners.

Together, this represents approximately one gigawatt hour of capacity, which is roughly the equivalent of 12 gas peaker plants with zero carbon emissions. We have leading market share in California, which to date has been the largest US storage market. Our share as you can see on this page is 75% and larger than our next four competitors combined. And then finally, as Mike alluded to at the beginning, we have $200 million of contracted backlog as of January 17 of this year. And that will result in a revenue growth of four X versus 2020.

Finally, I just want to have a couple of comments on the transaction itself on the next page. So now not only are we this category defining leader in the market, we'll now have an industry leading balance sheet to accelerate our growth. We'll have $525 million of cash and zero debt enabling us to execute on much larger projects and expand our addressable market.

Second, we intend to invest in our Athena software development team, including more software developers and data scientists, and opportunistically evaluate technology acquisitions that would either accelerate our software roadmap or help us open new markets.

Third, the balance sheet will really lower our supply chain costs. We estimate this to represent more than $100 million over the next 24 months. And that's because our previous balance sheet just did not enable very strong terms to the company. In fact, we were paying 100% of our hardware costs before the hardware ever got to our customers. And as Mike mentioned, that can be six, nine or even 12 months. So that's all changing in the new balance sheet.

And then finally, the geographic expansion and joint venture opportunities. We've successfully taken Athena to Canada, Japan, and obviously throughout the US. The strength of our balance sheet will really help us expand our business globally with the goal of Athena's adoption in all major geographies where customers and grids can benefit from smart storage. Our current investors have rolled their equity and include leading companies in Europe like Iberdrola, RWE in Germany. In South America, the likes of Copec, and in Asia, Mitsui and Tamasek.

All of these investors will be critical as we look to expand our new geographies and form joint ventures. And, in fact, they've been very aggressive about us trying to work with them in the past. We just didn't have the balance sheet to do that. So with that quick overview, I'll now turn it back to you, John.

John Jannarone:	Right. Thanks a lot, John. Mike, let's talk about the evolution of the SPAC market. So the SPAC's, of course, been around for a long time since the nineties, but they've come around in a huge way recently. Something else that's very interesting, especially with a company like you that has so many big institutional blue chip investors, it's interesting that you also have a lot of interest from individual investors sometimes called retail investors. Tell us what do you think of all that?

Mike Morgan:	Yeah, no, it's been a remarkable. I mean, we think of ourselves as investors first, but we first really gave a hard look at the SPAC market probably 10 years ago and passed on the structure. It really took that ecosystem of PIPE investors becoming a very rich source of capital and really a validating source of capital to make this interesting for us, because we manage venture capital funds, so we have later stage funds. But for us, this is a really important tool in the tool kit.

And what we're doing is really, I think, fundamentally we're doing two things. For a company like Stem, there's this classic phrase about the valley of death in technology, right? Which is you get an exciting new technology, you prove it out, and then there's massive funding that's required to get the breakaway scale. I think when SPACs are used well, they're filling that kind of role. And again, John went through this use of proceeds over $500 million to really let the company kind of turn loose in this market.

The other issue is democratizing IPO's, and this is to your point about the retail investor, you're letting retail investors get involved in these much sooner and they get in at $10 at the same price as those big PIPE investors. But we think, I mean, the markets have rapid growth. They’re probably going to continue to evolve as we go here, but we think it's a very effective structure for solving certain kinds of problems, not for everything.

John Jannarone:	Great. So let's talk about voting. So we already did a little bit at the beginning and we put that slide up, but tell me what message you would have to individual or retail investors out there. I mean, I think in many instances, you'll get a vote notice if you're an individual investor and you won't really pay attention to it. Why is it different with SPAC deals and why is it different with Stem?

Mike Morgan:	Well, look, I think there are a couple of comments in there. One is it's just important to vote. I mean, whether you're voting for President of the United States or for the company that you own, I think voting and participating in the process is critically important. We're very confident we're going to get the vote. That being said, it is important that everybody votes. And we've got the meeting coming up on April 27th, and we would really encourage everybody to get those votes in as soon as they can, which ideally is sometime this week. And I don't know, John, if you have anything to add now. That's kind of my reaction.

John Carrington:	I think you hit it, Mike. We feel good about it. We're monitoring it and, again, we encourage everyone to get out and share your views on the offering.

John Jannarone:	Well, gentlemen, we have so many questions coming in, I can't help it, but we're going to have to just start with one right now, because it seems to fit in well. So, Mike, I think I know the answer to this. If the answer is no, I don't think you vote. Someone has warrants only and a person's asking do I need to worry about voting if I just have warrants?

Mike Morgan:	No, shares are the ones that are voting. So if you only have warrants, then don't.

John Jannarone:	Okay, great. So let's talk about... I did before, but I just want to make sure everyone understands this. Jared, maybe we can bring up that page one more time. And, Mike, let's talk about how most people ought to go about voting. My sense is that the easiest way in general is to reach out to your broker, or you might be able to find it yourself. You might even get email notifications telling you that there are votes for this deal and many others. What would you say to that, Mike? I think that that's probably the best way is through your broker.

Mike Morgan:	By far the easiest way is you get a control number, and then you go online and have the control number and it's an incredibly quick process. That is the easiest. If you're having trouble finding it, your broker is usually a great first call to figure out what that number is.

John Jannarone:	Okay, great. And, of course, these votes are important and like many SPACs out there, there are a lot of individual investors. So you might think that only owning a few hundred shares doesn't matter, but in aggregate, it can make a very, very big difference.

Another question that popped up here, which is somewhat related, we know the vote's on the 27th and someone asks, "When are my STPK shares going to turn into STEM shares?" Should be a few days later, right?

Mike Morgan:	Yes. That's the current expectation. So you basically have the vote on the 27th and the closing is shortly thereafter. And then there'll be a day where we will switch from STPK to STEM. We're very excited to get the ticker STEM. It's a great fit, obviously.

John Jannarone:	Okay, great. All right. We're going to come back to some of the voting issues, but let's talk about fundamentals for a minute. Maybe we'll bring in John for this. Can we talk... You touched on AI, but can you just explain a little bit more about how these batteries work and what's different from what else is out there at the moment?

John Carrington:	Sure. Yeah. So our artificial intelligence or AI software which I mentioned is called Athena, is really built to optimize energy storage assets for different value streams. And each market has different value streams. The good news is we see 13 that could be identified with energy storage. So you've got this massive land and expand opportunity that I alluded to earlier that's just not out there with a solar or wind technology.

And what Athena does is it's analyzing these large data sets and making real-time decisions that automatically respond to changing conditions in the energy market. It's not immaterial, we've been at this for a long time, and our data set is very important. So to give you a little bit more color around that, Athena is ingesting over 700,000 data points per second from customer-sited energy storage systems.

It acquires very specific and localized information, as I mentioned. It changes in different markets, but typically we're looking at weather, energy prices, grid dynamics, and obviously, the customer usage pattern and then their energy usage. And then what we do is we pair all of that with real time data and our machine learning algorithm, which predicts future conditions, and that runs over 24 million scenarios to optimize battery value for our customers, the grid, whether it's the grid, the customer, the utility.

So it's a pretty intense amount of AI that's going on and is true AI. It does get better with more use cases, and we believe it creates a significant competitive moat with all that adjusted data. We have over 20 million run time hours, John. That's the equivalent of 2,000 years of experience, actually, which is remarkable. We've had many battery suppliers come to us and try to acquire, want to acquire, our data set, because it is super compelling and very insightful on a variety of different segments.

So bottom line is battery storage needs smart software to make it work and optimize all these use cases. And by far, we believe Athena is the best in class around that objective.

John Jannarone:	All right, great. We've got a couple of questions. And, by the way, folks, please submit questions here in the portal in the Q & A section. We've got a bunch in the queue here, but we're going to get through as many as we can.

Someone's asked, and I think it's a good question. It's from Christian for you, John, "Tell us, do physical differences in batteries make a difference, or if not, can't you just white label this and attach this to any hardware?" I believe that you do use a variety of different batteries, right?

John Carrington:	Yeah. We definitely can put it on any type of hardware systems and have put on multiple manufacturers, OEMs that I highlighted earlier. I think the other thing to note is we can also put it on battery solutions outside of just lithium ion. So we could do long duration type technologies, flow. Whatever the batteries, we could put Athena on top of that as well.

And we have a very good use case that's in the PIPE presentation on our investor website that talks about, there was a large portfolio of systems that were underperforming from software standpoint. It was put out to bid. Upwards of 10 bidders came in. We won that. It's in Southern California. We put our software on top of 85 sites within about 60 days. And the performance has vastly improved in those locations that we have. So we can not only put it on a variety of type technologies, we can also displace software that may be already installed.

Mike Morgan:	Yeah, and I'll just add to that. That was a key diligence item for us when we were looking at the company, is you had Stem win this contract on a software only level for all these existing sites and just did a remarkable job of integrating them and creating value immediately for customers, including during the blackouts last summer in California, where they were really able to help the situation.

John Jannarone:	Great. Here's a good question related to current events. Someone said, "I live in Texas and I never knew about our separate grid structure. Could Stem help prevent some of the problems that happened when that deep freeze came in?"

John Carrington:	Yeah, certainly we could. I mean, it's a, ERCOT's an interesting market. It's a unique market. It's one that we are spending more time in. In fact, our business development team’s headquartered in Austin. So it would be a part of the solution. I can tell you that if there was more storage down there, it would have helped, but it's a complex situation that's going to require a lot of technologies. We intend to be a big part of that, but the short answer is certainly storage will provide a solution to that situation going forward.

John Jannarone:	All right. Terrific. We've got a lot more questions on fundamentals, but I'm also just seeing a few here about voting details. So someone asked, "If I bought my shares after March 4th, do I need to think about voting or no?" I think that was the record date.

Mike Morgan:	Yeah. Right. The record date is March 4th. So if you bought that after the 4th, yeah, you're probably not eligible to vote, although it's worth checking probably just to make double sure with your broker when your holding period's starting, if you will.

John Jannarone:	Great. All right. Let's shift back to a fundamental question. Someone's asked, "It seems that regulations around the world can be very disparate depending on which state or country you're in. How does Stem deal with that? Is your offering suitable to work just about anywhere?"

John Carrington:	That's a great question. And it's something that, fortunately with the partners that have rolled that we mentioned earlier, they have a lot of legislative focus and influence in a variety of markets. So we'll now have the ability in the balance sheet to go expand into those markets. But if you think about most geographies, a lot of countries have a national or a federal policy around energy. We don't here in America. I would say at a US level though, there have been some interesting federal initiatives that have taken place, and certainly the new administration is very focused on renewables. They proposed $100 billion investment to transform our electricity grid. That puts us on a path to achieving 100% carbon free electricity. The plan will also include extending energy tax credits. We've seen some of that already for other renewables. But for the first time, the plan also proposes tax credits for clean energy storage. And that will help expand the US market for storage by at least 15% by 2024, is what Wood MacKenzie has at least put out in the market as their estimates.

So we feel very good about what's going on in the US. Internationally, quite frankly, is a little bit ahead of where the US is now. In the US though, because we don't have a federal energy policy, every state becomes its own country. So you see momentum around California certainly. In Massachusetts, there's a smart program that adds incentives if developers pair storage with solar. So every project in solar today is adding storage. That's been a nice market for us. Will continue to be so. In New York, there's a new mechanism that compensates distributed energy resources like storage. We're seeing similar actions in Virginia. So a lot of different areas in the country are starting to understand what smart energy storage can do really to help add more renewables and decarbonize the grid, as I mentioned before.

So we're very bullish on what's going on in America. And as I said, I think the international piece has a lot of tailwind. When you think about the, excuse me, the Green Act in Europe. I mean, that thing is massive. The agenda is to drive to be carbon neutral by 2050, and it's like hundreds of billions of dollars committed around that. So we're excited about all of it. I think the best part is we now have the wherewithal to go chase some of these markets with this balance sheet.

John Jannarone:	Great. Someone's got an interesting question. This is from a consumer perspective. Someone, I can't find the person's name, is asking, "When can I have one of these in my house? I've been holding back on putting solar panels on my roof because I'm worried about not being able to save the energy." I know that that's something that you guys have cooking, but can you tell us a little more details?

John Carrington:	Yeah. Today we're not in residential. We do think it's a compelling opportunity. It's a big growth market. We have had a lot of residential storage providers talk to us about utilizing Athena Software. So as we formulate our strategy, we'll roll that out to everyone. But we're excited about that market. We think it is compelling and we're certainly taking a look at what the art of the possible could be. In the interim, Mike, I'd say call Sunnova, though.

Mike Morgan:	I'm on the board of Sunnova, which is a public solar company that also offers storage. But I think John's right. Stem's opportunity is, as you aggregate individual residential consumers into these loads that can make a difference. They don't have to be that big. Then something like Stem’s Solution becomes potentially very important. If you think about micro grids and community solar, Stem's got a big opportunity there down the road.

John Carrington:	Yeah. I think it's a good point. It's interesting because what we've done to this point with C&I customers is aggregated those, create what we call virtual power plants. And that's going to become a bigger and bigger part of a utility offering to their customers. So that aggregation component is not trivial, and we can provide that software solution to the residential market for sure.

John Jannarone:	Okay, great. Mike, let's go back to another voting question. Someone asked, "What percentage of the shareholders are eligible to vote?" I mean, I think anyone who's bought shares in the open market should be able to vote, but can you shed any light on that? Are there some people who can't vote?

Mike Morgan:	Yeah. No, I think it's anybody who wants as of March 4th. Unless I'm corrected by the lawyers, which I often am, but I think it's that simple.

John Jannarone:	Okay, great. Let's talk about the cash on your balance sheet. So maybe we'll go to John with this. That's a lot of cash, half-a-million dollars, pro forma on the balance sheet. Where might investors see this directed as far as investments? Could it help you go overseas? What kind of plans do you have for that?

John Carrington:	Yeah. I really think it will give us the opportunity to expand from a geographic standpoint. And the other thing is having a large balance sheet in the energy space has never served anyone badly. When we work with utilities or we work with large corporates, they want to make sure we'll be around a long time. We have in fact seen instances where large renewable owners, asset owners, many private equity companies, where they say, "We want to use your solution. We want to put Athena and your storage solution on our solar facilities." They'll spend time on our balance sheet pre this announcement, and we'll actually get cut back. On multiple occasions where we had 100% win turn into 50, 40 or 30% because of that issue. So that's tabled. We're seeing more and more large opportunities coming our way since the announcement.

So we feel like that bigger balance sheet will definitely open up the ability to participate in larger projects, and certainly the geographic expansion is big. And as I mentioned, I don't think you could have better partners than who we have really. It's the biggest names. They're very global. While Mitsui might be in Japan, and by the way, our first projects we did in Japan were with Mitsui. We actually took Tesla to Japan, but they're also very big globally. So it's not just a Japan play, much like Temasek isn't just an Asia play. So we're excited about all of our partners and we believe that that will also be an area that you'll see us have some more upside in than we had before.

John Jannarone:	Great. John, a question about your growth forecast. Something that jumped out at me and I thought it was very, very interesting about this transaction when I spoke to you guys when we did that article, was that there's a lot behind those numbers. It's not like you're doing top down analysis and saying, "That's what we're hoping for." Can you just, if you would, just talk a little bit more about how you got to those projections and why investors can have confidence in them?

John Carrington:	Yeah. Well, I think first and foremost, it's a little bit about what Mike said, which is through the third quarter of last year, our bookings represented about 90% of our 2021 revenue goal. So we've updated that. We've affirmed our revenue goal for 2021. So I think that should give a lot of confidence for shareholders. We also have a significant growing pipeline. That gives us visibility to 2022, and that's starting to evolve more and more each day. And so we feel good about, as we look at those numbers going forward. But from the perspective of how we built the model, I think it was a very collaborative effort by Star Peak. And they were very thoughtful across a variety of diligence. They hired outside consultants around software, being McKinsey and Crosslake. They actually utilized Wood Mac in a study, Wood Mackenzie, and then it wasn't your off the shelf internet version. This was a specific bespoke product for us.

It looked at behind the meter, in front of the meter, which it's more developer versus maybe your corporates. What that growth rate looks like? What's the international growth rate look like? And then we really took those numbers and took a pretty conservative share estimate, particularly when you look at our share here in California, and then we built the model out from there. So I think it was very thoughtful, very collaborative. And I would say all that data's in the back of the PIPE deck, by the way, which again is on the investor website for anyone to review. And we did take out residential and we also took out some very large projects. We just didn't think we could win the likes of what a NextEra or a large utility might be doing. Mike, I don't know if you want to add anything there. You're in the middle of it, obviously as well.

Mike Morgan:	Yeah. No, it was a big effort, and John's right. I mean, if you go to the back the PIPE deck that was published publicly, there's some great data back there, primarily from the Wood Mackenzie work that was done. And the nice thing about this business is you have contracts in hand to build up. It's a very bottoms up near term forecast. And then longer term, sure, you're getting the market share, and that's what McKinsey & Company helped us do. But that really was the process that John described.

John Carrington:	I'd also add, John, that you don't see many $1.2 trillion market opportunities. Again, that's a third party view and it's just really exciting to just see how much growth is in this space. And it's fairly early innings, but being the market leader where we are with this balance sheet, we couldn't be better positioned.

John Jannarone:	Great. Let's rotate back to a voting question again. Mike, someone asked, is just confirming, that each STPK share will convert on a one-to-one ratio if it's a Stem stock. And I believe the answer's yes.

Mike Morgan:	Yes, that's correct. Yep. Great.

John Jannarone:	Someone's asking an industry question about battery supply. "With everyone gobbling up all these areas because of this shift that's happening, is Stem in good shape as far as supply of batteries?"

John Carrington:	Yeah, we run a pretty thoughtful process through our supply chain group, whereby we put an RFP out, a request for pricing every year. We take that out to anywhere from 10 to 15 different suppliers. It's a comprehensive Excel, where they answer over 35 questions. Gives us a lot of insight around cost reduction roadmap, their capacity, where there are installed products, the use cases, and then we'll select two or three of those suppliers. So we have very long enduring relationships with our suppliers. As I mentioned earlier, it's the likes of Tesla, LG and others. There is a technology in lithium-ion that's LFP. It gives you a little bit longer use case. And so we're utilizing that product with our solar plus storage applications, whereas the C&I might just use one of those suppliers I've mentioned. Tesla today does not have LFP as an example. They are talking about that, publicly have mentioned that. So as that occurs, we'll consider them as part of that solution. But we have very good relationships... We're a very big customer to these suppliers. So I think we get treated well. Where I've seen some problems, or heard about anyway, was more of the residential side. But to this point, we feel very confident about our supply to meet our objectives in 2021.

John Jannarone:	Great. Mike, another one of these technical questions. Let's pass this one back to you. What percentage of Stem will STPK shareholders own? I think the answer to that is really to think of them as basically the same thing. Right? So the STPK shareholders will own Stem.

Mike Morgan:	Yeah. Correct. In a sense, the name is changing and not much else on closing, that's the way to think of this. If the question's getting at the proportional ownership, it's roughly 50/50 between Stem's current shareholders and the Star Peak shareholders. So just the way the math worked out of the transaction, it's roughly that.

John Jannarone:	Great. Well, that's really helpful. There are a lot of questions in here about Tesla asking do you see them as a friend, an enemy, a frienemy? We know that they supply batteries to you, but is there any chance that they would offer a competing software offer? And can you just explain the relationship a little bit? I think a lot of people are interested in it.

John Carrington:	Sure. No, we've got a very good relationship as I mentioned. We're a large procurer of their batteries, know the management executive team well. We see them doing much larger projects than what we're participating in when you look at the likes of the Australia project that they announced and others. So we don't see them overlapping with what we're doing. And if you think about a Tesla, it's analogous to a Foxconn or Flextronics, right? They want to drive more throughput. Foxconn and Flextronics aren't going to build a computer to compete with Apple. They like that model. They're going to stick with it. And that's the sense I get. And by the way, if they ever did decide to compete with us, we would move over to other suppliers and put more share there. So I think that's true with anyone in the industry that's procuring product from them and others. I mean, they continue to tell us they want to deliver the best hardware solution and we'll continue to put Athena on top of that.

John Jannarone:	Okay, great. We've got another technical one here and I think I'm going to refer this person to the deck because I think the answer's right there. Someone's asking what's the total share count after the closing? That number should be in the presentation, I think.

Mike Morgan:	Yeah. It's 135 million shares roughly.

John Jannarone:	Okay, great. There are a lot of questions about New York and any plans to do things in New York like a virtual power plant. Is the company operating in that region now or do you have any plans to?

John Carrington:	We certainly like the New York market. Obviously Manhattan's a little tricky. Interestingly enough, we've done a lot of work with the fire commissioner in New York City. We have a lot of big buildings in Los Angeles and the LA County fire marshal is not interested in burning buildings down there. So we've been helpful, I think, bridging that discussion. Ironically, in many cases, you'll have more electric vehicles parked in the basement of a building than you'd put in our system... Which our systems will typically go in some sort of a control room, from an electrical room standpoint. So I think that piece is becoming a bigger and bigger comfort, I guess I'd say, for the fire commission, at least in New York city. But broader New York, yes. I mean, there are a lot of initiatives around batteries, much like we're seeing in Massachusetts. There are initiatives around driving more solar, driving more storage with that. They have a large focus in batteries around the Albany Schenectady areas many of you may be familiar with. So yes, New York is definitely coming online.

John Jannarone:	All right, great. Someone asked, and this is probably to put in the context of a regular IPO where there would be a lockup. Someone's asked, "Is there a lockup for early investors or founders after merger completion?"

Mike Morgan:	There is. So the Stem shareholders, the existing shareholders of Stem, are locked up generally for six months. The sponsor is generally locked up for a year, it can be six months if the price is doing great. But basically those are locked up for a minimum of six months, but people who bought in the open market, there's no lock up of any kind. I mean, if you bought those shares, you can buy and sell the open market shares without any restriction.

John Carrington:	Oh, I'd just add the executive team is six months as well, John.

John Jannarone:	Thanks, John. Okay. I'm very pleased to see we've got over 70 questions that have come in. We can't, of course, get to all those. We've only got a few minutes left, but one of them that's come up a number of times... And John, I think that you tackled this a little bit, maybe just expound on it a bit. How do you look at competitors? Of course, you guys have a headstart. You've been around since, I believe, 2009. So, there's some lead there and a moat, but are there big rivals that you're keeping an eye on and how do you look at the competitive landscape?

John Carrington:	Well, look, it's a huge market and we got this question a lot when I was at First Solar, how do you continue to lead it? $1.2 trillion market's massive. We are the market leader. We feel like we'll continue to be one of those leaders. There'll be some big players, no doubt, and we expect to be one of them. I think that the geographic expansion that we can go do will really accelerate our lead as well. But, it's a highly differentiated software package when you have the runtime hours that we have. You can't make that time up, right? You've got to be out in the market, understanding how it works. We also have, we believe, the largest offering having this Rocky Mountain Institute wheel, which is in my presentation. It's kind of the foundation or roadmap for what energy storage can do. We have 11 of those 13 use cases built on Athena platform already.

What I think is really interesting is that first mover advantage matters because as more use cases become available... Let's take a Home Depot in Texas, as more of those use cases become available, we're already at the customer. So we'll just sell more software, we can remotely add that to them, and they're going to save more money. And that is a very, very compelling, as I mentioned, this land and expand component of it. So first mover matters. We have not had a customer say, "Get this product out of here." We go do master service agreements with our customers, typically at the enterprise level. We have a very strong go-to market strategy where we actually have channel distributors and then these large developers that are partners for us. And we saw a significant amount of our 2020 revenue, 90% of our bookings in fact, came through that channel. I should say bookings, not revenue. And so that strategy is working.

We also built what's called Stem university, where we put 650 sales executives all out there being trained on how to sell our solution, target customers and contract on our behalf. So again, creating another competitive moat. So we're really excited about our go to market. It's working. One last thing around that, John, I would add is we've had companies, Fortune 500 companies, that we've worked with on the solution. They'll put it out to bid amongst these channel partners. And they've had many cases where nine of 10 or 10 of 10 responses will come back as Stem solutions. So we believe it's working and these master service agreements with Fortune 500s are very important. And by the way, large asset owners of solar facilities want one platform. They don't want to have 15 different software solutions. So we provide a very interesting, compelling turnkey solution for that group as well.

John Jannarone:	All right, fantastic. We're almost ready to wrap up here, but before we do, I just want to remind everyone of a couple of things. I've seen a number of people ask, "Can I see a transcript or a replay?" The answer is yes. In about two hours... Transcript might take a little longer, but the replay will be uploaded this afternoon, transcript probably by tomorrow.

And let's just, if we can, bring up the slide with some of the voting information. I just want to close on this point. And by the way, everyone who's asked questions, we're going to keep all those and share them with John and Mike and the rest of the team there. So hopefully they'll find a way to get back to you. I also encourage everyone to go look at the investor deck and also the analysis we wrote. But just one last time here, everyone, no matter how many shares you own, it is important to vote. As Mike said, voting is a good thing, not just in this situation, but anytime you have an opportunity to. And all these individual shareholders really add up in aggregate. So it's important. And really the easiest thing, if you have any trouble, probably go to this website here and you'll see various ways to find out how to vote. And of course, if you want to reach out to Morrow directly, you can do that at the phone number or email that you see there.

Mike and John, unless you've got any final thoughts, this has been terrific. We're going overtime here. Just want to be respectful of your time. And everyone, thank you for asking so many questions and we will try to get those passed along to these two gentlemen. So thank you Mike and John and everyone who listened in today. Really enjoyed it.

John Carrington:	Thanks, John. Thanks everybody. Bye.

Additional Information

This communication is being made in respect of a proposed merger transaction (the “proposed transactions”) involving Star Peak and Stem. The proposed transactions will be submitted to stockholders of Star Peak for their consideration and approval at a special meeting of stockholders. In connection with the proposed transactions, Star Peak has filed a Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”), which includes a definitive proxy statement / prospectus / written consent solicitation that has been distributed to Star Peak stockholders in connection with Star Peak’s solicitation for proxies for the vote by Star Peak’s stockholders in connection with the proposed transactions and other matters as described in such Registration Statement, as well as the prospectus relating to the offer of the securities. Star Peak has mailed a definitive proxy statement / prospectus / written consent solicitation and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Investors and security holders of Star Peak are advised to read the definitive proxy statement / prospectus / written consent solicitation in connection with Star Peak’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction because the proxy statement / prospectus / written consent solicitation contains important information about the proposed transaction and the parties to the proposed transaction. Stockholders may also obtain copies of the definitive proxy statement / prospectus / written consent solicitation, without charge at the SEC’s website at www.sec.gov or by directing a request to: Star Peak Energy Transition Corp., 1603 Orrington Ave., 13 Floor Evanston, IL 60201.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

Star Peak and Stem and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Star Peak’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Star Peak s stockholders in connection with the proposed business combination is set forth in Star Peak’s registration statement / proxy statement that has been filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of Star Peak’s directors and officers in Star Peak’s filings with the SEC, and such information is also in the Registration Statement that has been filed with the SEC by Star Peak, which includes the definitive proxy statement / prospectus / written consent solicitation of Star Peak for the proposed transaction.

Forward-Looking Statements

Certain statements in this communication may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events of Star Peak or Stem’s future financial or operating performance. For example, projections of future revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “or“ or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Star Peak and its management, and Stem and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Star Peak, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Star Peak, to obtain financing to complete the business combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet the New York Stock Exchange’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Stem as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Stem or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Stem’s estimates of its financial performance; 12) the impact of the novel coronavirus disease pandemic and its effect on business and financial conditions; and 13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Star Peak’s Annual Report on Form 10-K for the year ended December 31, 2020. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Star Peak nor Stem undertakes any duty to update these forward-looking statements, except as otherwise required by law.